1801 California Street, Suite 5200
Denver, Colorado 80202

September 19, 2019

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

Form N-14 / File No. 333-233272

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-14 (the “Registration Statement”) filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), with the Commission on August 14, 2019 (Accession Number: 0001193125-19-221186), relating to the proposed reorganization (the “Reorganization”) of Transamerica Jennison Growth VP (the “Target Portfolio”) into Transamerica Morgan Stanley Capital Growth VP (the “Destination Portfolio”). The Target Portfolio and Destination Portfolio are sometimes referred to herein as a “Portfolio.”

Below are the Staff’s comments and the Registrant’s responses thereto. The Staff’s comments were conveyed to the Registrant in writing on September 4, 2019 and by telephone on September 5, 2019.

1.	Comment: Please explain supplementally why a shareholder vote is required for this Reorganization.

Response: It is anticipated that the Reorganization will not meet the requirements to qualify as a “reorganization” within Section 368(a) of the Internal Revenue Code and, as a result, will be a taxable transaction. For this reason, the Registrant believes that there is a lack of clarity as to whether the Reorganization could be effected without shareholder approval in reliance on the Janus Aspen no-action letter (Janus Aspen Series, SEC Staff No-Action Letter, Apr. 10, 2008) (the “Janus Letter”) which involved a tax-free reorganization of two insurance-dedicated funds which was effected without seeking shareholder approval pursuant to Rule 17a-8 under the Investment Company Act of 1940, as amended, and without seeking a substitution order from the SEC. Due to this uncertainty and the lack of any formal guidance on point, the Registrant is seeking shareholder approval in order to effect the Reorganization.

2.	Comment: Please confirm that all series and class information has been updated on the EDGAR website.

Response: The Registrant so confirms.

3.

Comment: In the “Where to Get More Information” section, please confirm whether the Destination Portfolio’s prospectus was intentionally not incorporated by reference because all relevant information is in the N-14. Additionally, please confirm and disclose whether the Destination Portfolio’s most recent annual and semi-annual reports are incorporated by reference.

Response: The Registrant confirms that the Destination Portfolio’s prospectus was intentionally not incorporated by reference because all of the relevant information is included in the N-14 filing. The Registrant notes that the Portfolio’s most recent annual and semi-annual reports are incorporated by reference into the Part B of the Form N-14.

4.

Comment: In the “Questions and Answers – How Will the Reorganization Work?” section, the fifth bullet states that, following the Reorganization, shareholders of the Target Portfolio will be subject to the fees and expenses of the Destination Portfolio. Please state whether the fees and expenses of the Destination Portfolio following the Reorganization will be the same as, higher than or lower than the fees and expenses of the Target Portfolio.

Response: The Registrant notes that the requested fee and expense discussion is included in the “Questions and Answers – Why did the Trustees Approve the Reorganization?” and “Questions and Answers – How do the Target Portfolio and the Destination Portfolio compare?”. The Registrant has added a cross-reference to these questions and answers.

5.

Comment: In the “Questions and Answers – How Will the Reorganization Work?” section, please explain the expected result in income, gain or loss for federal income tax purposes that may be applicable to an exchanging shareholder following the Reorganization.

Response: The Registrant notes that the requested tax discussion appears in the “Questions and Answers – What are the Federal Income Tax Consequences of the Reorganization?”. The Registrant has added a cross-reference to that question and answer.

6.

Comment: In the “Questions and Answers – Why did the Trustees Approve the Reorganization?” section, please confirm whether the “lower” management fee referenced is a new management fee for the Destination Portfolio after the Reorganization. In addition, please clarify what is meant by the “current management fee” as referenced.

Response: The Registrant has made certain clarifying changes in response to the Staff’s comment.

7.

Comment: In the “Questions and Answers – Why did the Trustees Approve the Reorganization?” section, please confirm what is meant by the statement that the net expense ratio of each class of the Destination Portfolio following the Reorganization is expected to be the same or lower than the current expense ratio of the corresponding class of “either Portfolio.” In addition, please disclose that the Destination Portfolio following the Reorganization is subject to an expense limitation agreement effective through May 1, 2021, and that expenses may be higher thereafter.

Response: The Registrant has made changes consistent with the Staff’s comment.

8.

Comment: In the “Questions and Answers – How do the Target Portfolio and the Destination Portfolio compare? - Investment Strategy” section, please explain “bottom-up stock selection approach” in plain English.

Response: The Registrant has made changes in response to the Staff’s comment.

9.

Comment: In the “Questions and Answers - How do the Target Portfolio and the Destination Portfolio compare? - Principal Risks” section, please discuss how the risks are similar and the primary differences between the Portfolios.

Response: The Registrant believes the current presentation of risk disclosures, which is consistent with the presentation in past Form N-14s, is appropriate.

10.

Comment: In the “Questions and Answers - How do the Target Portfolio and the Destination Portfolio compare? – Management Fee” section, please provide additional details regarding the new management fee structure to be implemented after the Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

11.

Comment: “Questions and Answers - How do the Target Portfolio and the Destination Portfolio compare? - Total Operating Expenses” section, please clarify that the timeframe of the expense limitation agreement following the Reorganization is through May 1, 2021, and note that the expenses may increase after the expiration of such expense limitation.

Response: The Registrant has made changes consistent with the Staff’s comment.

12.	Comment: Please explain supplementally why TAM is not paying all of the expenses of the Reorganization.

Response: The Registrant notes that, as a result of the Reorganization, investors in each class of shares of the Destination Portfolio are expected to derive significant reductions in both management fees and total net expenses, whereas, investors in each corresponding class of shares of the Target Portfolio are expected to derive only a slight reduction in management fees while their total net expenses are expected to remain the same. TAM will also derive certain benefits from the Reorganization, including a more unified fund complex. Based on this, the Board determined that the Destination Portfolio should bear half of the costs of the Reorganization and that TAM should bear the other half. The Registrant again notes that the Reorganization is not being done without shareholder approval in reliance on the Janus Letter which the Registrant understands would require TAM to pay all of the Reorganization costs.

13.

Comment: In the “Reorganization” section, please provide additional narrative disclosure comparing and contrasting the fees and expenses of the Target Portfolio and the Destination Portfolio. Additionally, please specifically note that expenses may increase after the expiration of the expense limitation.

Response: With respect to the Staff’s comment relative to comparing and contrasting the fees and expenses of the Portfolios in the Reorganization, the Registrant believes the current disclosure, which is consistent with the presentation in past Form N-14s, coupled with the fee and expense discussion in the “Question and Answers” section of the Proxy Statement/Prospectus, is appropriate. With respect to the Staff’s comment regarding disclosure of the expiration of the expense limitation agreement, the Registrant has made changes consistent with the Staff’s comment.

14.

Comment: The Staff notes that the risk disclosure should be listed in order of significance and requests clarification as to the reason that the “additional principal risks” are listed separately and alphabetically.

Response: The Registrant has made an additional change in response to the Staff’s comment. While the Registrant has made certain changes in response to the Staff’s comments on this and other recent Form N-14s, the Registrant wishes to keep its presentation of risk disclosures generally consistent across the current prospectuses within the Transamerica fund complex. The Registrant is considering potentially reordering the principal risks in connection with the next annual update.

15.	Comment: Please move “The Portfolios’ Fees and Expenses” section to before “The Portfolios’ Past Performance” section pursuant to Item 3a of Form N-1A.

Response: The Registrant has made changes consistent with the Staff’s comments.

16.	Comment: Please confirm that the “Portfolios’ Fees and Expenses” are current fees per Item 3a of Form N-1A.

Response: The Registrant so confirms.

17.	Comment: In “The Portfolios’ Fees and Expenses” section, please consider revising the Fee Table headers to reflect “Target Portfolio” and “Destination Portfolio” instead of the portfolio names.

Response: The Registrant has made changes consistent with the Staff’s comments.

18.	Comment: In the “The Portfolios’ Fees and Expenses – Annual Fund Operating Expenses” table, please confirm that footnote (1) is relevant since 12b-1 fees are not currently charged.

Response: The Registrant confirms the relevance of the footnote.

19.

Comment: In the “Fees and Expenses – Annual Fund Operating Expenses” table, please revise the similar footnote disclosure from “any other lower limit then in effect” to “the expense cap in place at the time such amounts were waived.”

Response: The Registrant has deleted the relevant footnotes as the total expenses shown are not exceeding the expense caps.

20.	Comment: Please confirm that there will be no expense recapture of amounts previously waived for the Target Portfolio after the Reorganization.

Response: The Registrant so confirms.

21.

Comment: In the “Portfolios’ Fees and Expenses – Annual Fund Operating Expenses” table, please confirm that footnotes (2), (3) and (4) are relevant as no waiver or reimbursement is disclosed in the corresponding fee and expense tables.

Response: Please see the Registrant’s response to Comment 19.

22.

Comment: The Staff notes that the contractual fee waivers and expense reimbursements must be for periods of no less than one year from the effective date of the Registration Statement. Please clarify bullet four under “Reasons for the Proposed Reorganization - Fees and Expenses” to state that the total operating expenses after the Reorganization are expected to be the same or lower through May 1, 2021, when the fee waiver and expense reimbursements terminate.

Response: The Registrant has made changes consistent with the Staff’s comment.

23.	Comment: Please expand details in the fifth bullet under “Reasons for the Proposed Reorganization - Fees and Expenses” to explain the reasoning of the shared costs of the Reorganization.

Response: The Registrant has made changes in response to the Staff’s comment.

24.

Comment: In the “Quorum, Vote Required and Manner of Voting Proxies” section, please disclose that because a significant number of shares are owned by the insurance company separate accounts, and due to proportionate voting, a quorum is almost always established.

Response: The Registrant has made changes consistent with the Staff’s comment.

25.

Comment: Please provide estimates of the amount of Target Portfolio securities expected to be sold and significant brokerage expenses that may be incurred by the shareholders of the combined Destination Portfolio for the Reorganization.

Response: The Registrant has included the requested estimates in response to the Staff’s comment.

26.

Comment: In the “Tax Status of the Reorganization” section, please consider revising paragraph four to begin with “Immediately prior to the Reorganization” instead of “In connection with the Reorganization.” In addition, please determine whether July 31, 2019 would be an appropriate date to use to estimate the dividend distribution by the Target Portfolio and confirm the numbers disclosed in the distribution table.

Response: With respect to the Staff’s comment relative to revising paragraph four, the Registrant believe the current disclosure is appropriate. With respect to the Staff’s comment relating to the date of the dividend distribution and amounts, the Registrant believes that the June 30, 2019 date is an appropriate to estimate the distributions, as it is the semi-annual reporting period, and confirms the numbers disclosed in the distribution table.

27.	Comment: Please include the Financial Highlights information for the 6-months ended June 30, 2019 in the “Financial Highlights” section.

Response: The Registrant has made changes consistent with the Staff’s comment.

28.

Comment: Please revise the applicable information provided in the “Ownership of Shares of the Portfolios – Principal Holders” section to indicate ownership of record, beneficial ownership, or both. In addition, please revise the statement related to beneficial ownership to read “more than 25%” rather than “25% or more.” Please also supplementally explain why the percentages included in the 5% and 25% ownership tables differ for the same shareholders.

Response: The Registrant has made changes consistent with the Staff’s comment. With respect to the Staff’s request for supplemental explanation, the Registrant notes that the 5% “principal holders” table reflects ownership with respect to share class (per Item 18(b) of Form N-1A), while the 25% “control persons” table reflects ownership in the portfolio as a whole (per Item 18(a) of Form N-1A). As such, the percentage ownership of a share class versus of a Portfolio as a whole will differ.

29.

Comment: In the “Additional Information” section, please consider deleting the stricken language from the following sentence, as the Staff notes that rights conferred by federal or state laws cannot be waived, explicit or not:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred ~~explicitly~~ by federal or state securities laws ~~that may not be waived~~.

Response: The Registrant believes that the disclosure is accurate.

30.

Comment: The Staff notes that documents incorporated by reference in Part C must be identified. Accordingly, please revise the following sentence: “All exhibits filed previously are herein incorporated by reference.”

Response: The Registrant has deleted the relevant sentence noted in the Staff’s comment and specifically identified all incorporated documents.

Additional SEC Accounting comments conveyed to the Registrant by telephone on September 5, 2019:

31.

Comment: Please confirm that the Registrant’s annual and semi-annual shareholder reports for the periods ended December 31, 2018 and June 30, 2019, respectively, will be incorporated by reference in a post-effective amendment filed pursuant to Rule 485(b).

Response: The Registrant so confirms.

32.	Comment: The Staff notes that the Registrant’s risk disclosures should be listed in order of significance, not alphabetically. Please revise accordingly.

Response: Please see the Registrant’s response to Comment 14.

33.	Comment: Please provide the accounting and performance survivor analysis for the merger of the Target Portfolio into the Destination Portfolio.

Response: Please see Appendix A attached hereto.

34.

Comment: In the “Questions and Answers – How Will the Reorganization Work?” section, please disclose the further actions that could be taken as noted in response to the question, “What happens if the Reorganization is not approved?”

Response: The Registrant has made changes consistent with the Staff’s comments.

35.

Comment: Please confirm that the Portfolio’s Pro Forma financial statements for the period ended June 30, 2019 will be included in the post-effective amendment to the Registration Statement filed pursuant to Rule 485(b).

Response: The Registrant so confirms.

36.	Comment: Please confirm that all footnotes required by Regulation S-X will be included in the “Pro Forma Statement of Operations” section of the Registration Statement.

Response: The Registrant so confirms.

37.	Comment: Please confirm that the “Notes to the Pro Forma Financial Statements” section of the Registration Statement discloses a full year of operations.

Response: The Registrant so confirms.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1311.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.

Appendix A

Survivorship Analysis

Comment: Please provide the accounting and performance survivor analysis for the merger of the Target Portfolio into the Destination Portfolio.

Response: In response to the Staff’s comment, we are providing the following analysis regarding our consideration and determination of the proper accounting and performance survivor of the Reorganization. The analysis is based on guidance provided by: (i) the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the determination of the surviving entity for financial reporting purposes; (ii) the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”),1 regarding the determination of accounting survivors; and (iii) the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The Staff in the NAST Letter, the ICI White Paper and the Audit Guide generally identify the same factors that funds should compare in making survivorship determinations. The ICI White Paper also states that the age of the funds and the composition of the surviving fund’s board are additional relevant factors in determining the proper survivor of a reorganization. We review these factors in the context of the Reorganization, as detailed below.

Please note that the Portfolios’ independent public accountant has reviewed the proposed accounting and performance survivor for the Reorganization.

Portfolio Management: The Target Portfolio and the Destination Portfolio are each currently managed by Transamerica Asset Management, Inc. (“TAM”). The Target Portfolio is sub-advised by Jennison Associates LLC (“Jennison”) and the Destination Portfolio is sub-advised by Morgan Stanley Investment Management, Inc. (“Morgan Stanley”). TAM will continue to serve as the investment manager to the Destination Portfolio following the Reorganization (the “Combined Portfolio”), and Morgan Stanley will continue to serve as the sub-adviser to the Combined Portfolio. The portfolio managers of the Combined Portfolio are expected to be the same as the current portfolio managers for the Destination Portfolio. We therefore believe this factor favors the selection of the Destination Portfolio as the accounting and performance survivor.

Portfolio Composition: The Target Portfolio and the Destination Portfolio have similar investment objectives and principal investment strategies. The Target Portfolio and the Destination Portfolio both generally invest in equity and equity-related securities with medium to large market capitalizations having above-average prospects for growth, and both Portfolios may invest a portion of their assets in securities of foreign issuers. The portfolio composition of the Combined Portfolio will be the same as that of the Destination Portfolio. We therefore believe this factor favors the selection of the Destination Portfolio as the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The Target Portfolio and the Destination Portfolio have similar investment objectives and principal investment strategies, and identical fundamental investment policies. The investment objectives, policies and restrictions of the Combined Portfolio will be the same as those of the Destination Portfolio. We therefore believe this factor favors the selection of the Destination Portfolio as the accounting and performance survivor.

Expense Structure: The expense ratio of the Combined Portfolio after the Reorganization will be the same as the Target Portfolio’s expense ratio for the fiscal year ended December 31, 2018, and lower than the Destination Portfolio’s expense ratio for the fiscal year ended December 31, 2018. We believe this factor favors the selection of the Target Portfolio as the accounting and performance survivor.

[1]

The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003.”

A-1

Asset Size (as of April 30, 2019):

Target Portfolio: $1,216.9 million

Destination Portfolio: $485.4 million

More than two thirds of the assets of the Combined Portfolio will be assets of the Target Portfolio. This factor favors the selection of the Target Portfolio as the accounting and performance survivor.

Age of Funds: The Target Portfolio has approximately twenty-three years of performance history and the Destination Portfolio has approximately twenty years of performance history. Given that the Portfolios are approximately the same age, we believe that this factor is neutral in determining the identity of the accounting and performance survivor.

Board Composition: The Target Portfolio and the Destination Portfolio have the same Board of Trustees. This factor is neutral in determining the identity of the accounting and performance survivor.

In the aggregate, we believe that the foregoing factors favor the selection of the Destination Portfolio as the accounting and performance survivor of the Reorganization. Of the seven factors considered, three favor the selection of the Destination Portfolio, two are neutral and only two favor the selection of the Target Portfolio. We note in particular that the portfolio management, portfolio composition, and investment objectives, policies and restrictions of the Combined Portfolio will be identical to those of the Destination Portfolio.

A-2